UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
______________________
SCHEDULE 13G/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934

QAD Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value Class B Common Stock, $0.001 par value
(Title of Class of Securities)

Class A - 74727D306 Class B - 74727D207
(CUSIP Numbers)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒           Rule 13d-1(b)

☐           Rule 13d-1(c)

☐           Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 74727D306/74727D207	13G/A	Page 2 of 7 pages

1.		Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Roumell Asset Management, LLC (“RAM”) 52-2145132
2.	Check the Appropriate Box if a Member of a Group	(a)☐ (b)☐
3.		SEC Use Only
4.		Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Class A – 43,900* Class B – 9,500*
	6.	Shared Voting Power Class A – 515,894 Class B – 175,696
	7.	Sole Dispositive Power Class A – 43,900* Class B – 9,500*
	8.	Shared Dispositive Power Class A – 515,894 Class B – 175,696
9.		Aggregate Amount Beneficially Owned by Each Reporting Person Class A – 559,794 Class B – 185,196
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.
Percent of Class Represented by Amount in Row (9)

Class A – 4.5%
Class B – 5.9%

Based on the 12,492,536 shares of Class A common stock and 3,154,935 shares of Class B common stock outstanding as of November 30, 2012, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2012.

12.		Type of Reporting Person IA
*  Represents shares held by the Roumell Opportunistic Value Fund (the “Fund”).   See Item 6 for more information

CUSIP Nos. 74727D306/74727D207	13G/A	Page 3 of 7 pages

1.		Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). James C. Roumell (“Roumell”)
2.	Check the Appropriate Box if a Member of a Group	(c)☐ (d)☐
3.		SEC Use Only
4.		Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Class A – 49,660* Class B – 10,940*
	6.	Shared Voting Power Class A – 515,894** Class B – 175,696**
	7.	Sole Dispositive Power Class A – 49,660* Class B – 10,940*
	8.	Shared Dispositive Power Class A – 515,894** Class B – 175,696**
9.		Aggregate Amount Beneficially Owned by Each Reporting Person Class A – 565,554** Class B – 186,636**
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.
Percent of Class Represented by Amount in Row (9)

Class A – 4.5%
Class B – 5.9%
Based on the 12,492,536 shares of Class A common stock and 3,154,935 shares of Class B common stock outstanding as of November 30, 2012, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2012.

12.		Type of Reporting Person IN

*	Includes shares held by the Fund. See Item 6 for more information.

**
Roumell is the President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial owner of the shares held by RAM.

CUSIP Nos. 74727D306/74727D207	13G/A	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:
QAD Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
100 Innovation Place, Santa Barbara, California 93108
Item 2(a).	Name of Persons Filing:
1. Roumell Asset Management, LLC 2. James C. Roumell
Item 2(b).	Address of Principal Business Office or, if none, Residence:
2 Wisconsin Circle, Suite 660, Chevy Chase, MD 20815
Item 2(c).	Citizenship:
1. RAM – Maryland 2. Roumell – U.S.A.
Item 2(d).	Title of Class of Securities:
Class A Common Stock, $0.001 par value Class B Common Stock, $0.001 par value
Item 2(e).	CUSIP Numbers:
Class A - 74727D306 / Class B - 74727D207

Item 3.                      If this statement is filed pursuant to Rule 13(d)-1(b), or 13(d)-2(b), or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☒*	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☒*	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

*
RAM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.  Roumell is the President of RAM and holds a controlling percentage of its outstanding voting securities.  Roumell is joining in this amended filing on Schedule 13G/A pursuant to Rule 13d-1(k)(1).

CUSIP Nos. 74727D306/74727D207	13G/A	Page 5 of 7 Pages

Item 4.                            Ownership.

(a)	Amount beneficially owned:
See Items 5-11 on the cover sheets of this Schedule 13G/A.
(b)	Percent of class:
Class A – 4.5%
Class B – 5.9%

Based on the 12,492,536 shares of Class A common stock and 3,154,935 shares of Class B common stock outstanding as of November 30, 2012, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2012.

(c)	Number of shares as to which each person has:
(i)	Sole power to vote or to direct the vote	Class A – 49,660 Class B – 10,940 (Includes 5,760 Class A and 1,440 Class B held by Roumell)
(ii)	Shared power to vote or to direct the vote	Class A – 515,894 Class B – 175,696 (through RAM)
(iii)	Sole power to dispose or to direct the disposition of	Class A – 49,660 Class B – 10,940 (Includes 5,760 Class A and 1,440 Class B held by Roumell)
(iv)	Shared power to dispose or to direct the disposition of	Class A – 515,894 Class B – 175,696 (through RAM)

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

RAM is the investment advisor to the Fund.  As investment advisor, RAM has investment and voting control over the shares held by the Fund and, therefore, it is the deemed beneficial owner of shares held by the Fund.

RAM has been granted discretionary dispositive power over its clients’ securities and in some instances has voting power over such securities.  Any and all discretionary authority which has been delegated to RAM may be revoked in whole or in part at any time.

Roumell is President of RAM and beneficially owns a controlling percentage of its outstanding voting securities.  Roumell is joining in this Schedule 13G/A because, as a result of his position with and ownership of securities of RAM, Roumell could be deemed to have voting and/or investment power with respect to the shares beneficially owned by RAM.  Roumell disclaims any deemed beneficial ownership in securities held by RAM, except to the extent of his pecuniary interest therein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

CUSIP Nos. 74727D306/74727D207	13G/A	Page 6 of 7 Pages

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution Group. Not applicable.

Item 10.
Certification.

By signing below, the undersigned (i) certify that, to the best of their knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect and (ii) hereby declare and affirm that the filing of this Schedule 13G/A shall not be construed as an admission that either of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly disclaimed, except to the extent of their respective pecuniary interest therein.

CUSIP Nos. 74727D306/74727D207	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2013
(Date)

/s/ James C. Roumell
(Signature)

Roumell Asset Management, LLC
By: James C. Roumell, President
(Name/Title)

February 4, 2013
(Date)

/s/ James C. Roumell
(Signature)

James C. Roumell
(Name)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.001, of QAD Inc, and that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint filing Agreement as of this 12th day of February 2010.

By:	/s/ James C. Roumell
James C. Roumell

ROUMELL ASSET MANAGEMENT

By:	/s/ James C. Roumell
James C. Roumell, President